SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PDS Biotechnology Corporation

(Name of Issuer)

Common Stock, par value $0.00033 per share

(Title of Class of Securities)

279870109

(CUSIP Number)

NetScientific plc
Level 39

One
Canada
Square

London
E14 5AB

Attention: Ilian Iliev

+44 (0)20 3514 1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
NetScientific Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,342,670(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,342,670(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,342,670(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.73%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consists of 1,338,833 Shares (as defined below) and 3,837 Shares subject to an outstanding warrant to purchase Shares.

(2)

Based on 28,366,496 Shares outstanding as of the June 2021 Closing (as defined below), consisting of 22,278,261 Shares outstanding as disclosed in PDS Biotechnology Corporation’s (the “Issuer’s) Form 10-Q, dated March 31, 2021, and 6,088,235 Shares issued in connection the June 2021 Offering (as defined below) as described in the Issuer’s Form 8-K, dated June 14, 2021, which were respectively filed with the Securities and Exchange Commission (“SEC”) on May 13, 2021 and June 17, 2021.

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Melvin Lawson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,383,923(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,383,923(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,383,923(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.88%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consists of 1,383,923 Shares (as defined below).

(2)	Based on 28,366,496 Shares outstanding as of the June 2021 Closing (as defined below), consisting of 22,278,261 Shares outstanding as disclosed in PDS Biotechnology Corporation’s (the “Issuer’s) Form 10-Q, dated March 31, 2021, and 6,088,235 Shares issued in connection the June 2021 Offering (as defined below) as described in the Issuer’s Form 8-K, dated June 14, 2021, which were respectively filed with the Securities and Exchange Commission (“SEC”) on May 13, 2021 and June 17, 2021.

SCHEDULE 13D

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and restates the first amendment to Schedule 13D filed on August 21, 2020 that relates to the beneficial ownership of Common Stock, $0.00033 par value per share (the “Shares”), of PDS Biotechnology Corporation, a Delaware corporation (“Issuer”). This Amendment No. 2 is being filed by NetScientific plc (“NetScientific”) and Melvin Lawson (“Mr. Lawson” and together with NetScientific, the “Reporting Persons”). On June 15, 2021, the Issuer entered into an Underwriting Agreement (the “Underwriting Agreement”) with Cantor Fitzgerald & Co., acting as the underwriter (the “Underwriter”) relating to the issuance and sale of 6,088,235 Shares (which includes 794,117 Shares that were sold pursuant to the Underwriter’s full exercise of its option to purchase additional Shares), at an offering price of $8.50 per Share before underwriting discounts and commissions (the “June 2021 Offering”). This Amendment No. 2 is being filed as a result of the closing of the June 2021 Offering (the “June 2021 Closing”), which occurred on June 17, 2021.

Item 1.	SECURITY AND ISSUER

This statement relates to the Shares of the Issuer, whose principal executive offices are located at 25b Vreeland Road, Florham Park, NJ 07932.

Item 2.	IDENTITY AND BACKGROUND

(a-c, f) This Amendment No. 2 is being filed on behalf of the Reporting Persons.

The principal business address for NetScientific is Level 39, One Canada Square, Canary Wharf, London, E14 5AB. The principal business address for Mr. Lawson is c/o The Beckman Group, 2nd Floor, 25 Old Burlington Street, London, W1S 3AN.

NetScientific is a public liability company formed in the United Kingdom. NetScientific’s principal business is investing in life science companies.

Mr. Lawson is on the board of directors of Telecom Plus Plc, Sports Information Services (Holdings) Ltd. and Catalyst Media Group Plc. Mr. Lawson is the sole owner and a director of AB Group Limited, a U.K. private limited company (“AB Group”). Mr. Lawson beneficially owns approximately 21.83% of the issued share capital of NetScientific, but does not have any voting or dispositive control over the securities held by NetScientific.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As set forth in the Form 8-K, the June 2021 Offering took place on June 15, 2021, and the June 2021 Closing took place on June 17, 2021. In connection with the June 2021 Closing NetScientific purchased an additional 60,000 Shares at the offering price of $8.50 per share for an aggregate purchase price of $510,000 and AB Group purchased an additional 125,000 Shares at the offering price of $8.50 per share for an aggregate purchase price of $1,062,500. Mr. Lawson is the sole shareholder of AB Group. Prior to the June 2021 Closing, NetScientific held 1,282,670 Shares, which included 3,837 Shares subject to an outstanding warrant to purchase Shares (together, with the Shares purchased pursuant to the June 2021 Closing, the “Netscientific Shares”). Prior to the June 2021 Closing, Mr. Lawson, through AB Group and A Beckman PLC SSAS Retirement Benefit Scheme, indirectly and beneficially owned 1,258,923 Shares (together, with the Shares purchased pursuant to the June 2021 Closing, the “Lawson Shares”).

In respect of source of funds, Mr. Lawson has used a combination of working capital of AB Group and own funds, and NetScientific has used a combination of funds from a line of credit from AB Group and its own funds.

SCHEDULE 13D

Item 4.	PURPOSE OF TRANSACTION

The responses to Item 3 and Item 6 of this Amendment No. 2 are incorporated by reference herein.

The Reporting Persons acquired and hold the Shares for investment purposes. Depending on market conditions, each of NetScientific’s and

Mr. Lawson’s continuing evaluation of the business and prospects of the Issuer and other factors, NetScientific and/or Mr. Lawson may dispose of or acquire additional Shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	NetScientific is the beneficial owner of the NetScientific Shares. Mr. Lawson is the indirect beneficial owner of the Lawson Shares, which include 922,388 Shares held by AB Group and 461,535 Shares held by A Beckman PLC SSAS Retirement Benefit Scheme. Mr. Lawson disclaims beneficial ownership of the NetScientific Shares and the Lawson Shares except to the extent of his pecuniary interest therein. NetScientific disclaims beneficial ownership of the Shares held by Mr. Lawson indirectly through AB Group and A Beckman PLC SSAS Retirement Benefit Scheme.

The percentage of outstanding Shares which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet. Such percentage was calculated based on a total of 28,366,496 Shares outstanding as of the June 2021 Closing, as disclosed in the Form 10-Q and Form 8-K.

SCHEDULE 13D

(b)	(i) Sole power to vote or direct the vote:	See line 7 of the cover sheets

(ii) Shared power to vote or direct the vote:	See line 8 of the cover sheets

(iii) Sole power to dispose or direct the disposition of:	See line 9 of the cover sheets

(iv) Shared power to dispose or direct the disposition of:	See line 10 of the cover sheets

(c)	The response to Item 3 of this Amendment No. 2 is incorporated by reference herein. Except as described in Item 3, no transactions in Shares were effected during the past 60 days by the Reporting Persons.

(d)	No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Amendment No. 2 that may be deemed to be beneficially owned by the Reporting Persons.

(e)	As a result of the issuance of an additional 6,088,235 Shares pursuant to the June 2021 Closing, including the 794,117 Shares sold pursuant to the option exercised by the Underwriter, on June 17, 2021 each of NetScientific and Mr. Lawson ceased to be the beneficial owner of more than 5% of the Shares. In addition, NetScientific and Mr. Lawson have determined that they are no longer acting together for the purpose of holding, voting or disposing of Shares and are hereby ceasing to act as a group, and as such are terminating their respective subsequent Schedule 13-D filing obligations.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The response to Item 3 of this Amendment No. 2 is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 21, 2021

NETSCIENTIFIC PLC

By:	/s/ Ilian Iliev, Ph.D.

Name: Ilian Iliev, Ph.D.
Title: Chief Executive Officer

SCHEDULE 13D

/s/ Melvin Lawson
Melvin Lawson